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                                                                  EXHIBIT 99.2

                                         Mr. Martin S. Grimnes
                                         Chairman and Chief Executive Officer
                                         Brunswick Technologies, Inc.
                                         43 Bibber Parkway
                                         Brunswick, Maine 04011

                                         April 5th, 2000

CONFIDENTIAL

Dear Martin:

I want to confirm that Jean-Philippe Buisson and myself will come in New York on Monday April 10 in the afternoon to continue our discussion with you and Peter Walmsley.

After our recent conversations, I would like to reiterate our desire to establish a constructive dialogue with BTI hoping that we can explore a possible strategic business combination on an expedited timetable and on a friendly, negotiated and confidential basis. We believe that such a transaction can be very attractive to both companies, their respective shareholders and their employees. I am, therefore, prepared to negotiate with you the main issues involved in the transaction, including price, operating structure, management and integration issues.

Pursuant to your request and that of Mr. Walmsley last week that we not make any publication which might threaten the continued independence of BTI, we do not intend at this time to make any public disclosure. This decision is, of course, predicated on the assumption that BTI will not make any public disclosures impacting these discussions before then.

I am looking forward to meeting you again and Peter Walmsley next Monday. Clearly, this opportunity is the highest priority for all of us with Saint-Gobain, and we would like you and your Board to share our enthusiasm.

Best personal regards.

                                         Sincerely,



                                         Roberto Caliari